Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Waste Management, Inc. for the offer to exchange all outstanding unregistered 3.875% Senior Notes due 2029 for an equal principal amount of registered 3.875% Senior Notes due 2029, and to the incorporation by reference therein of our reports dated February 19, 2025, with respect to the consolidated financial statements of Waste Management, Inc., and the effectiveness of internal control over financial reporting of Waste Management, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
May 8, 2025